767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

August 19, 2021

VIA EDGAR TRANSMISSION

Jennifer López

Staff Attorney

Office of Trade and Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	First Watch Restaurant Group, Inc.

Draft Registration Statement on Form S-1

Submitted July 29, 2021

CIK No. 0001789940

Dear Ms. López:

On behalf of our client, First Watch Restaurant Group, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated August 9, 2021. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 4 (“Amendment No. 4”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001789940) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 4, including copies marked to show the changes effected by Amendment No. 4.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 4. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 4.

Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted July 29, 2021

Summary Historical Consolidated Financial and Other Data, page 18

1.

We note your response to comment 3. Given your growth strategy, please revise to exclude store pre-opening costs and related costs used in calculating Adjusted EBITDA, Adjusted EBITDA Margin, Restaurant Level Operating Profit, and Restaurant Level Operating Profit Margin.

Jennifer López

Securities and Exchange Commission

August 19, 2021

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 26, 27 and 28 accordingly.

2.

We note your response and related changes to comment 4. Please revise to disclose net loss margin on page 18 or 19 so that it is in close proximity to the disclosure of the non-GAAP margins, rather than in the non-GAAP reconciliation.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 22 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 68

3.

We note your revised disclosure in response to comment 9 that “the volume of off-premises sales...increased as a result of customers’ growing preference for at-home dining due to the COVID-19 pandemic.” Please clarify whether you expect such trend to continue in the future. In this regard, your revised disclosure that “[you] continued to see the trend of average weekly off-premises sales of approximately $8,000 in the first fiscal quarter of 2021, which were consistent with average weekly off-premises sales during the fourth fiscal quarter of 2020” suggests the off-premise sales have been constant rather than incremental in recent quarters.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 88 accordingly.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	Christopher A. Tomasso

Chief Executive Officer

First Watch Restaurant Group, Inc.